UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

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FORM N-SF Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

[ ] Merger
[ ] Liquidation
[ X ] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15,24 and 25 of this form and complete verification at the end of the form.)
[ ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions I through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Lemont Inc

3. Securities and Exchange Commission File No.: 811-23012

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ X ] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Address: 135-50 Roosevelt ave., 308, Flushing, NY11354

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Name: Wanjun Xie
Tel: 646-508-6285

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.3 Ia-l, .3 1a-2]:

Name: Wanjun Xie
Address: 135-50 Roosevelt ave., 308, Flushing, NY11354
Tel: 646-508-6285

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2for the periods specified in those rules.

8. Classification of fund (check only one):

[ X ] Management company;
[ ] Unit investment trust; or
[ ] Face-amount certificate company.

9.Subclassification if the fund is a management company (check only one):

[ ] Open-end
[ X ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

The Corporation didn't have any investment Advisers during the last five years.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

The Corporation didn't have any principle underwriters during the last five years.

13. If the fund is a unit investment trust ("UlT") provide:

(a) Depositor's name(s) and addressees): Not application!

(b) Trustee's name(s) and address(es): Not application!

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [ X ] No

If Yes, for each UIT state: Name(s): Not application!
File No.: Not application!
Business Address: Not application!

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ) Yes [ ] No

If Yes, state the date on which the board vote took place: 12/20/2014
If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ] Yes [ ] No

If Yes, state the date on which the shareholder vote took place: 12/20/2014
If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

Not application!

(a) If Yes, list the date(s) on which the fund made those distributions:

Not application!

(b) Were the distributions made on the basis of net assets?

Not application!

(c) Were the distributions made pro rata based on share ownership?

Not application!

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Not application!

(e) Liquidations only:

Not application!

Were any distributions to shareholders made in kind?

Not application!

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

Not application!

17. Closed-endfunds only:

Has the fund issued senior securities?

Not application!

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Not application!

18. Has the fund distributed all of its assets to the fund's shareholders?

Not application!

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

Not application!

(b) Describe the relationship of each remaining shareholder to the fund:

Not application!

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

Not application!

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

Not application!

III. Asets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

Not application!

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Not application!

(b) Why has the fund retained the remaining assets?

Not application!

(c) Will the remaining assets be invested in securities?

Not application!

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

Not application!

If Yes,

(a) Describe the type and amount of each debt or other liability:

Not application!

(b) How does the fund intend to pay these outstanding debts or other liabilities?

Not application!

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i)Legal expenses:

Not application!

(ii) Accounting expenses:

Not application!

(iii) Other expenses (list and identify separately):

Not application!

(iv) Total expenses (sum of lines (i)-(iii) above):

Not application!

(b) How were those expenses allocated?

Not application!

(c) Who paid those expenses?

Not application!

(d) How did the fund pay for unamortized expenses (if any)?

Not application!

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

Not application!

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

Not application!

v. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding? [ ] Yes [ X ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

Not application!

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ X ] Yes [ ] No

If Yes, describe the nature and extent of those activities:

Now, the Corporation open the trading accounts in some brokerage companies, to hold or trade primarily foreign exchange, gold, and or silver.

In the future, the Corporation will open the trading accounts in some brokerage companies, to hold or trade primarily foreign exchange, gold, and or silver.

In any situation, the Corporation won't have a value exceeding 40% of the value of the Corporation's total assets (exclusive of Government securities and cash items) to hold or trade securities on an unconsolidated basis.

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

Not application!

(b) State the Investment Company Act file number of the fund surviving the Merger:

Not application!

(c) If the merger or reorganization agreement has been filed with the Commission,state the file number(s), form type used and date the agreement was filed:

Not application!

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not application!

VEIFICATION

The undersigned states that (i) he or she has executed this Form N-SF application for an order under section S(f) of the Investment Company Act of 1940 on behalf of Lemont Inc (ii) he or she is the President of Lemont Inc and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-SF application have been taken. The undersigned also states that the facts set forth in this Form N-SF application are true to the best of his or her knowledge, information, and belief.

Signature: Wanjun Xie
Wanjun Xie, president of Lemont Inc
Date: 12/23/2014